

November 30, 2022

D. James Carpenter
Chairman
RMG Acquisition Corp. III
57 Ocean, Suite 403
5775 Collins Avenue
Miami Beach, FL 33140

> **Re: RMG Acquisition Corp. III**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 17, 2022**
> **File No. 001-40013**

Dear D. James Carpenter:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David S. Allinson, Esq.